EXHIBIT 11
Flagstar Bancorp, Inc.
Computation of Net Earnings per Share
     Net earnings per share — basic and net earnings per share — diluted are computed by dividing each such earnings per share by the weighted average number of common stock and common stock equivalents outstanding during the period, respectively (in thousands, except per share data).

	For the Three Months Ended		For the Six Months Ended
	June 30,		June 30,
	2007	2006	2007	2006

Net earnings	$15,131	$28,640	$22,890	$47,550
Average common shares outstanding	60,691	63,509	62,051	63,438
Net earnings per share – basic	$0.25	$0.45	$0.37	$0.75
Average common share equivalents outstanding	61,110	64,446	62,552	64,333
Net earnings per share — diluted	$0.25	$0.44	$0.37	$0.74